Resolved, that Article 2.2 of the Fund's By-Laws shall be amended to read as follows:

BYLAW-TWO	STOCKHOLDERS

Article 2.2	Annual Meeting.  Commencing in 2004, the annual meeting of
the Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date, during the 91-day period ending six months after the end of the Company's fiscal year, as may be fixed by the Board of Directors each year, at which time the Stockholders shall elect Directors by plurality vote, and transact such other business as may properly come before the meeting. Any business of the Company may be transacted at the annual meeting without being specifically designated in the notice except as otherwise provided by statute, by the Articles of Incorporation or by these Bylaws.